Changes in Affiliates (Exclusion)

1. Company to be disaffiliated:

? Company Name: AZER POSCO E&C. LLC

- Total Asset (KRW): 6,316,000

• Total Shareholders’ Equity(KRW): 6,316,000

• Total Liabilities (KRW): -

• Capital Stock (KRW): 6,316,000

2. Name of Company Group: POSCO

3. Total Number of Affiliated Companies after Disaffiliation: 108